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                       Michael S. Turner           Goodwin Procter LLP
                       617.570.1163                Counsellors at Law
                       mturner@                    Exchange Place
                       goodwinprocter.com          Boston, MA 02109
                                                   T: 617.570.1000
                                                   F: 617.523.1231

                                     March 22, 2006

VIA EDGAR

Ms. Amanda McManus
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

         Re:      Clayton Holdings, Inc.
                  Amendment No. 4 to Registration Statement on Form S-1 Filed March 16, 2006
                  File No. 333-129526

Dear Ms. McManus:

     This letter is submitted on behalf of Clayton Holdings, Inc. (the "COMPANY") in response to the comments of the staff of the Division of Corporation Finance (the "STAFF") of the Securities and Exchange Commission with respect to the Company's Amendment No. 4 to Form S-1 filed on March 16, 2006 ("AMENDMENT NO. 4"), as set forth in your letter dated March 21, 2006 to Frank
P. Filipps (the "COMMENT LETTER").

     The Company is concurrently filing Pre-Effective Amendment No. 5 to the S-1 ("AMENDMENT NO. 5"), which includes only changes to Sections 8(e) and 14(b)(iii) to Exhibit 1.1 to respond to the comments of the Staff set forth in the Comment Letter. In addition to submitting this letter via EDGAR, simultaneously herewith we are sending via facsimile the changed pages and delivering via overnight courier four (4) copies of Amendment No. 5 (marked to show changes from Amendment No. 4).

     If you have any questions or require additional information, please contact the undersigned at (617) 570-1163 or John R. LeClaire at (617) 570-1144.

                                                          Sincerely,

                                                          /s/ Michael S. Turner

                                                          Michael S. Turner

cc:    Frank P. Filipps
       Steven L. Cohen
       CLAYTON HOLDINGS, INC.
       John R. LeClaire, Esq.
       Sanford A. Fine, Esq.
       Arthur R. McGivern, Esq.
       GOODWIN PROCTER LLP